Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

QOMPLX to acquire Tyche to Revolutionize Insurance Data Factory of the Future

Strategic acquisition of Tyche strengthens QOMPLX’s data-driven insurance offerings

March 10, 2021 09:30 AM Eastern Standard Time

TYSONS, Va.--(BUSINESS WIRE)--QOMPLX™, a leader in cloud-native risk analytics, has entered into a definitive agreement to acquire RPC Tyche LLP (“Tyche”), a rapidly growing insurance software modeling and consulting firm based in London, Cambridge, Paris and Chicago.

Tyche bolsters QOMPLX’s insurance analytics offerings, and the combined business will offer more comprehensive insurance underwriting, pricing, risk modeling, capital modeling, and reserving functionality. It is an exceptional software business that combines innovative technology with actuarial expertise to help reduce the time and costs that insurers, reinsurers and intermediaries face in producing actionable data feeding today’s commercial and regulatory decision-making. Tyche and QOMPLX’s combined team are building the insurance data factory of the future with superior capabilities for data integration, transformation, analysis, and contextualization for corporations, employees, and consumers.

Tyche’s core modeling platform focuses on the complex challenges facing insurers: pricing risks, modeling and reserving capital, and improving efficiency. The modeling platform powers Tyche’s core flagship software offerings, including Tyche Capital Model, Tyche Model Generator, and the Tyche Pricing System, among others. Tyche’s unique solutions, soon to be coupled with the broader QOMPLX data analytics platform and Q:Insurance tools, positions QOMPLX as a leader in providing core data platform and actuarial modeling tools for next-gen insurance underwriting, risk and capital modeling.

“Tyche has made significant leaps in actuarial modeling and has built a tremendously well respected business serving some of the largest insurers, reinsurers, and risk intermediaries. Its track record of new business growth and exceptional client retention is a testament to that success,” said Jason Crabtree, QOMPLX’s Co-founder and CEO. “Our existing data integration and analysis capabilities from Q: OS and Q: INSURANCE are highly complementary to Tyche’s modeling and pricing offerings. We are very excited about how the combined business and technology capabilities will help our customers further their actuarial and data science efforts as part of the modern data supply chain in insurance. The talents of Alun and his highly experienced team are central to our own business and will continue to be instrumental to supporting digital transformation efforts inside our (re)insurance partners in both Life and Non-life use cases.”

“Our team is excited to have reached this opportunity with QOMPLX to unlock significant untapped potential in smart Insurance modeling and dynamic areas like cyber insurance,” said Alun Marriott, Managing Partner of Tyche. “We believe our category leading actuarial modeling software and growing client portfolio across Europe and internationally will add exceptional value to customers, especially when combined with other QOMPLX Insurance offerings.”

QOMPLX's Q: INSURANCE suite, led by Alastair Speare-Cole, is a fully integrated, data-driven decision platform linking efforts across the insurance value chain, including underwriting and/or referrals, pricing, risk management, and reinsurance. Tyche’s specialized software will accelerate QOMPLX’s ability to model capital and pricing risk. The combined firm will be competitively positioned with an integration of domain-agnostic and cloud-agnostic technologies. Additionally, integration with Tyche will enhance the rationale for adopting Q: HELM, QOMPLX’s cat modeling marketplace. More information on the Q: INSURANCE product suite is available here. More information on RPC-Tyche’s current solutions is available here.

The acquisition remains subject to certain closing conditions and is being made as part of QOMPLX’s proposed business combination with Tailwind Acquisition Corp., (NYSE: TWND), a special purpose acquisition company. QOMPLX’s and Tailwind Acquisition Corp.’s boards of directors have unanimously approved the proposed business combination. Completion of the proposed business combination is expected in mid-2021, subject to approval by Tailwind’s stockholders and the satisfaction or waiver of other customary closing conditions identified in the business combination agreement entered into by QOMPLX and Tailwind Acquisition Corp.

About QOMPLX

QOMPLX is the leader in cloud-native risk analytics. We help organizations make intelligent business decisions and better manage risk through our advanced, proprietary risk cloud platform. We are the leaders at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our data factory in order to help organizations better quantify, model, and predict risk in areas including cybersecurity, insurance, and finance. Backed by Bill Foley's Cannae Holdings, QOMPLX is co-founded by CEO Jason Crabtree, a former Special Advisor to the Commanding General of the U.S. Army Cyber Command and the Department of Defense, West Point graduate, Rhodes Scholar, and veteran of the War in Afghanistan, and by CTO Andrew Sellers, a U.S. Air Force Academy valedictorian, Truman Scholar, and Iraq War veteran. QOMPLX has entered into a definitive business combination agreement with Tailwind Acquisition Corp. and will be traded on NYSE under the ticker QPLX upon closing of the proposed business combination. For more information, visit qomplx.com and follow us on Twitter.

About RPC Tyche

RPC Tyche is an award-winning technology software and consulting company. Our software platform, Tyche, is used by some of the largest life, non-life, composite and pension firms worldwide, which benefit from the ground-breaking capabilities that Tyche gives them. Our consulting and customer success team provides a full breadth of actuarial services with a focus on Tyche implementations and developing solutions in Tyche. We have a strong team of exceptional actuarial developers and offer fully hosted solutions for customers. Our headquarters are in the City of London and we have offices in Cambridge, Paris and Chicago.

Disclaimers

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP (“RPC Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and RPC Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and RPC Tyche) for QOMPLX; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Tailwind with the SEC and those included under the header “Risk Factors” in the final prospectus of Tailwind related to its initial public offering, dated September 3, 2020. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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